SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                              (Amendment No. _2_)*


                        Transport Corporation of America
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   89385P 10 2
     -----------------------------------------------------------------------
                                 (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                        (Continued on following page(s))


                                Page 1 of 7 Pages

-------------------------------            -------------------------------------
CUSIP No.   89385P 10 2                      Page   2       of      7     Pages
          ---------------------                  ----------    ----------

------------- ------------------------------------------------------------------
1             NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Cherry Tree Ventures III, a limited partnership
              FIN:  41-1585020
------------- ------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [X]
                                                                       (b) [ ]

------------- ------------------------------------------------------------------
3             SEC USE ONLY

------------- ------------------------------------------------------------------
4             CITIZENSHIP OR PLACE OF ORGANIZATION
              Minnesota
------------------------- --------- --------------------------------------------
       NUMBER OF          5         SOLE VOTING POWER
         SHARES                     535,548
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
         PERSON
          WITH
                          --------- --------------------------------------------
                          6         SHARED VOTING POWER
                                    0
                          --------- --------------------------------------------
                          7         SOLE DISPOSITIVE POWER
                                    535,548
                          --------- --------------------------------------------
                          8         SHARED DISPOSITIVE POWER
                                    0
------------- ------------------------------------------------------------------
9             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              535,548
------------- ------------------------------------------------------------------
10            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
              SHARES*                                                 [  ]

------------- ------------------------------------------------------------------
11            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
              7.95%
------------- ------------------------------------------------------------------
12            TYPE OF REPORTING PERSON*
              PN
------------- ------------------------------------------------------------------

-----------------------------          -----------------------------------------
CUSIP No.  89385 10 2                      Page   3        of      7     Pages
          -------------------                   ----------    ----------

------------- ------------------------------------------------------------------
1             NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Gordon F. Stofer
------------- ------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                      (b) [ ]

------------- ------------------------------------------------------------------
3             SEC USE ONLY

------------- ------------------------------------------------------------------
4             CITIZENSHIP OR PLACE OF ORGANIZATION
              Minnesota
------------------------- --------- --------------------------------------------
       NUMBER OF          5         SOLE VOTING POWER
         SHARES                     0
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
         PERSON
          WITH
                          --------- --------------------------------------------
                          6         SHARED VOTING POWER
                                    535,548
                          --------- --------------------------------------------
                          7         SOLE DISPOSITIVE POWER
                                    0
                          --------- --------------------------------------------
                          8         SHARED DISPOSITIVE POWER
                                    535,548
------------- ------------------------------------------------------------------
9             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              535,548
------------- ------------------------------------------------------------------
10            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
              SHARES*                                               [  ]

------------- ------------------------------------------------------------------
11            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
              7.95%
------------- ------------------------------------------------------------------
12            TYPE OF REPORTING PERSON*
              IN
------------- ------------------------------------------------------------------

------------------------------             -------------------------------------
CUSIP No.  89385 10 2                        Page   4       of      7     Pages
          --------------------                  ----------    ----------

------------- ------------------------------------------------------------------
1             NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Tony J. Christianson
------------- ------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                      (b) [ ]

------------- ------------------------------------------------------------------
3             SEC USE ONLY

------------- ------------------------------------------------------------------
4             CITIZENSHIP OR PLACE OF ORGANIZATION
              Minnesota
------------------------- --------- --------------------------------------------
       NUMBER OF          5         SOLE VOTING POWER
         SHARES                     0
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
         PERSON
          WITH
                          --------- --------------------------------------------
                          6         SHARED VOTING POWER
                                    535,548
                          --------- --------------------------------------------
                          7         SOLE DISPOSITIVE POWER
                                    0
                          --------- --------------------------------------------
                          8         SHARED DISPOSITIVE POWER
                                    535,548
------------- ------------------------------------------------------------------
9             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              535,548
------------- ------------------------------------------------------------------
10            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
              SHARES*                                                  [  ]

------------- ------------------------------------------------------------------
11            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
              7.95%
------------- ------------------------------------------------------------------
12            TYPE OF REPORTING PERSON*
              IN
------------- ------------------------------------------------------------------

Item 1(a)         Name of Issuer

                  Transport Corporation of America

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  1769 Yankee Doodle Road
                  Eagan, Minnesota  55121


Item 2(a)         Name of Person Filing:

                  This statement is filed on behalf of Cherry Tree Ventures III, Limited Partnerships and on behalf of Gordon F. Stofer and Tony J. Christianson who are Managing General Partners of Cherry Tree III, Limited Partnership.

Item 2(b)         Address of Principal Business Office or, if none, Residence:

                  Centennial Lakes Office Park
                  7601 France Avenue S., Suite 225
                  Minneapolis, MN 55435

                  Each of Gordon F. Stofer and Tony J. Christianson has the above address.

Item 2(c)         Citizenship: Partnerships are organized in Minnesota.

                  Each of Gordon F. Stofer and Tony J. Christianson is a citizen of the United States.

Item 2(d)         Title of Class of Securities:

                  Common Stock

Items 2(e)        CUSIP Number:

                  89385P 10 2

Item 3 If this Statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(d), Check Whether the Person Filing is a:

                  Not Applicable.

Item 4            Ownership:

                  (a)      Amount Beneficially Owned:
                           See pages 2, 3, 4 & 5 - Item 9

                           Mr. Christianson and Mr. Stofer are members of this group because of their positions as Managing General Partners of Cherry Tree Ventures III; voting and control is based on their role as Managing General Partners of Cherry Tree Ventures III and they disclaim beneficial ownership of those shares.

                  (b)      Percent of Class:

                           See pages 2, 3, 4 & 5 - Item 11

                  (c)      Number of shares as to which such person has:

                           (i) sole power to vote or to direct the vote:

                                    see pages 2, 3, 4 & 5, Items 5-8

                           (ii) shared power to vote or to direct the vote:

                                    see pages 2, 3, 4 & 5, Items 5-8

                           (iii) sole power to dispose or to direct the
                                 disposition of:

                                    see pages 2, 3, 4 & 5, Items 5-8

                           (iv) shared power to dispose or to direct the
                                disposition of:

                                    see pages 2, 3, 4 & 5, Items 5-8

Item 5            Ownership of Five Percent or Less of a Class:

                  Not Applicable

Item 6            Ownership of More than Five Percent on Behalf of Another
                  Person:

                  Not Applicable.

Item 7 Identification and Classificaiton of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                  Not Applicable.

Item 8            Identification and Classification of Members of the Group:

                  The Group is Cherry Tree Ventures III. Mr. Stofer and Mr. Christianson are members of this Group because of their positions as Managing General Partners of Cherry Tree Ventures III, voting and control is based on their roles as Managing General Partners of Cherry Tree Ventures III and they disclaim beneficial ownership of those shares.

Item 9            Notice of Dissolution of Group:



Item 10           Certification:

                  Not Applicable.




                                    SIGNATURE


                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 23, 1998                          CHERRY TREE VENTURES III
                                                 LIMITED PARTNERSHIPS


By   /s/ Tony J. Christianson                    By /s/ Tony J. Christianson
     Tony J. Christianson                               Tony J. Christianson
     Individual                                         Managing General Partner



By   /s/ Gordon F. Stofer                        By /s/ Gordon F. Stofer
     Gordon F. Stofer                                   Gordon F. Stofer
     Individual                                         Managing General Partner